EXHIBIT 2(D)

Description of Securities Registered under Section 12(b) of the Exchange Act

As of December 31, 2019, Cementos Pacasmayo S.A.A. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended – American Depositary Shares (“ADS”), each representing five common shares issued by the Company, each of which has a par value of 1.00 Peruvian Sol per share.

The following is a summary of the terms of our ADS and our common shares, and certain material provisions of our by-laws. We have filed copies of our by-laws as exhibit 1.1 to our annual report on Form 20-F filed on May 1, 2017. As well, our by-laws are available in our website (www.cementospacasmayo.com.pe).

Description of American Depositary Shares

General

The depositary for the ADSs is JPMorgan Chase Bank, N.A. Each ADS represents an ownership interest in five common shares which have been deposited with the custodian, Citibank del Perú S.A., as agent of the depositary, under the deposit agreement among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to holders of ADSs. Unless specifically requested by an ADS holder, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to ADS holders which reflect such holders’ ownership interest in such ADSs.

The depositary’s offices are located at 383 Madison Avenue, Floor 11 New York, NY 10179.

ADSs may be held either directly or indirectly through brokers or other financial institutions. If a holder holds ADSs directly, by having an ADS registered in such holder’s name on the books of the depositary, such person is a holder of American Depositary Receipts (“ADRs”). This description assumes that ADSs are held directly. If a holder holds ADSs through its broker or financial institution nominee, such holder must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Holders should consult with their brokers or financial institutions to find out what those procedures are.

ADR holders have no direct ownership interest in our common shares and only have the rights of an ADR holder specified in the deposit agreement. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the common shares, a holder of ADSs must rely on the depositary or its nominee to exercise the rights of a shareholder on behalf of such holder. The deposit agreement and the ADSs are governed by New York State law. However, our obligations to the holders of common shares represented by the ADSs will continue to be governed by the laws of Peru, which may be different from the laws of the State of New York.

The following is a summary of what we believe to be the material terms of the deposit agreement. This summary is qualified in its entirety by reference to, and should be read in conjunction with, the entire deposit agreement and the form of ADR which contains the complete terms of the ADSs. You can read a copy of the deposit agreement, which was filed as exhibit 99(A)(2) to our registration statement on Form F-6 filed on January 19, 2012, as amended by Amendment No. 1 thereto filed as exhibit 99(A)(2) to our registration statement on Form F-6 filed on February 21, 2012. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find our annual reports on Form 20-F and the deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. Each ADS holder will receive these distributions in proportion to the number of underlying securities that such holder’s ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Distribution of cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, a holder may lose some or all of the value of the distribution.

Distribution of common shares. In the case of a distribution of common shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

No distribution of ADRs as described above will be made if it violates U.S. securities laws, or any other law, or if it is not operationally practicable. If the depositary does not distribute new ADRs as described above, it will use its best efforts to sell the common shares received and distribute the proceeds of the sale in the same manner as a cash distribution.

Rights to receive additional common shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. If we do not furnish such evidence, the depositary may:

●	sell such rights if practicable and distribute the net proceeds in the same manner as cash distributions to the ADR holders entitled thereto; or

●	if it is not reasonably practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same manner it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

U.S. dollars will be distributed by checks drawn on a bank in the United States for whole U.S. dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Issuance of ADSs upon Deposit of Common Shares

The depositary will issue ADSs if an ADS holder or such holder’s broker deposits common shares or evidence of rights to receive common shares with the custodian and pays the fees and expenses owing to the depositary in connection with such issuance.

Common shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of the depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited common shares for the account of the depositary. ADR holders thus have no direct ownership interest in our common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

The term “common shares” in this description of the ADSs also refers to preliminary stock certificates (certificados provisionales), which are subsequently converted to common shares once the applicable capital increase is registered with the Peruvian public registry and new common shares are listed on the Lima Stock Exchange and registered in the book-entry settlement system of CAVALI S.A. ICLV.

Withdrawal of Common Shares upon Cancellation of ADSs

When a holder turns in its ADR certificate at the depositary’s office, or when a holder provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares to such holder upon such holder’s written order. At such holder’s risk, expense and request, the depositary may deliver deposited securities at such other place as such holder may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any Peruvian, U.S. or other foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

Notwithstanding the foregoing, no withdrawal of deposited securities in the form of preliminary stock certificates (certificados provisionales) will be permitted until such preliminary stock certificates have been converted into common shares once the applicable capital increase has been recorded with the Peruvian public registry.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of common shares;

●	to give instructions for the exercise of voting rights at a meeting of holders of common shares;

●	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

●	to receive any notice or to act in respect of any other matter,

in each case, subject to the provisions of the deposit agreement.

Voting Rights

A holder of an ADR representing common shares will generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the underlying common shares represented by such ADRs. The voting rights of holders of common shares are described under “Description of Our By-laws and Shares—Voting Rights and Dividends” in this exhibit to our annual report on Form 20-F.

If the depositary asks an ADR holder to provide it with voting instructions, such holder may instruct the depositary how to exercise the voting rights for the common shares which underlie such holder’s ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how holders may instruct the depositary to exercise the voting rights for the common shares which underlie such holders’ ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying common shares or other deposited securities, to vote or to have its agents vote the common shares or other deposited securities as holders instruct. The depositary will only vote or attempt to vote as instructed by holders. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary, nor its agents, are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, other than for failure caused directly by gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or applicable regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no assurance that holders will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our common shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

●	a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	cable and facsimile transmission and delivery charges incurred at the request of a holder in connection with the deposit or delivery of common shares;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADS holders or ADR holders, as the case may be, must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder or ADR holder, as the case may be, owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder or ADR holder, as the case may be, remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADS or an ADR, as the case may be, a holder agrees to indemnify, defend and save harmless each of the depositary, its agents and us in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADS holders or the ADR holders entitled thereto.

By holding an ADR or an ADS, as the case may be, or an interest therein, holders agree to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

●	amend the form of ADR;

●	distribute additional or amended ADRs;

●	distribute cash, securities or other property it has received in connection with such actions;

●	sell any securities or property received and distribute the proceeds as cash; or

●	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair the right of a holder to surrender its ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

●	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of common shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or when reasonably requested by us in order to enable us to comply with applicable law; provided that the ability to withdraw common shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

●	any present or future law, rule, regulation, fiat, order or decree of the United States, Peru or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

●	it exercises or fails to exercise discretion under the deposit agreement or the ADRs issued thereunder;

●	it performs its obligations under the deposit agreement and ADRs issued thereunder without gross negligence or bad faith;

●	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

●	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial processes, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities.

The depositary shall be under no obligation to inform holders of ADSs regarding the requirements of Peruvian law, rules or regulations or any changes therein or thereunder.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. None of us, the depositary, or our agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of, or governing, any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other common shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, each holder agrees to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct each holder to deliver such holder’s ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with such holder directly as a holder of common shares and, by holding an ADS or an interest therein, each holder agrees to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend common shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of common shares and (ii) deliver common shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which common shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of common shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive common shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or common shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the common shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such common shares or ADSs in its records and to hold such common shares or ADSs in trust for the depositary until such common shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such common shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and common shares involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and common shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

●	appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

Description of Our By-laws and Shares

Set forth below is certain information relating to our share capital, including brief summaries of the material provisions of our by-laws, Peruvian corporate law and certain related laws and regulations of Peru, all as in effect as of the date of the annual report on Form 20-F to which this summary is an exhibit.

General

We are a publicly held corporation under Peruvian Law No. 26887 (the “Peruvian Corporate Law”) registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

The second article of our by-laws provides that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2020, 423,868,449 of our common shares were outstanding. As of March 31, 2020, there were 6,972 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2020, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2020, there were 399 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Shareholders’ Liability

Under Peruvian Corporate Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting if such shareholder has a conflict of interest. A resolution approved in disregard of this provision may be challenged under Article 139 of the Peruvian Corporate Law and any shareholder that participated in the determination in breach of this provision, if such shareholder’s vote was key in attaining the required majority, may be held liable individually, or jointly with any other shareholder voting in breach of the provision.

Redemption and Rights of Withdrawal

Under Article 200 of the Peruvian Corporate Law, holders of our common shares have redemption rights if: (i) we change our corporate purpose; (ii) a change occurs in the place of organization to a foreign country; or (iii) any transformation, merger or significant spin-off occurs with respect to our company.

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and investment shares have the right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares; (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others; and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital.

Shareholders who are in default of any payments relating to a capital call may not exercise their preemptive rights.

Preemptive rights are exercised in two rounds. During the first round, shareholders may subscribe to the new shares on a pro rata basis. During the second round, shareholders who participated in the first round may subscribe to any remaining shares on a pro rata basis up to the amount of shares such shareholders subscribed for in the first round. The first round must remain open for at least 15 business days. The second round must remain open for at least three business days.

Voting Rights and Dividends

Common Shares

Holders of common shares are entitled to one vote per share, with the exception of the election of the board of directors, where each holder is entitled to one vote per share per nominee. Each holder’s votes may be cast for a single nominee or distributed among the nominees at the holder’s discretion. To that effect, each of our common shares gives the holder the rights to as many votes as there are directors to be elected. Shareholders may pool votes in favor of one person or distribute them among various persons. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders’ meetings either in person or through a proxy.

Holders of common shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our by-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Corporate Law, the right to collect past-due dividends in the case of companies that are publicly held companies, such as ours, expires 10 years after the date on which the dividend payment was due.

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria). Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

Investment Shares

Under Peruvian Corporate Law, investment shares do not represent share capital. Accordingly, our balance sheet reflects the investment shares as a separate account from our share capital. Holders of investment shares are neither entitled neither to vote nor to participate in shareholders’ meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the investment shares in the case of a capital increase through new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and, (iv) redeem the investment shares in case of a merger and/or change of business activity.

Liquidation Rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares and investment shares in case of bankruptcy or liquidation.

Ordinary and Extraordinary Meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. However, in 2020, due to the outbreak of COVID-19, the Superintendencia Nacional de Valores extended this period due to the inability to hold meetings during the state of emergency que social distancing enacted by the Peruvian Government. As of the date of the annual report on Form 20-F to which this summary is an exhibit, we do not have a new date for the meeting since we do not know when and how meetings will be allowed. Additional shareholders’ meetings may be held during the year. Because we are a publicly-held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

Other shareholders’ meetings are convened by the board of directors when deemed convenient by our company or when it is requested by the holders of at least 20% of our common shares. If, at the request of holders of 20% of the common shares, the shareholders’ meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge will call pursuant to Law No. 29560 for such meeting at the request of holders of at least 20% of our common shares. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Holders of investment shares have no right to request the board to call a shareholders’ meeting.

Notices of Meetings

Since we are a publicly held corporation, notice of shareholders’ meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders’ meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by agreement of the holders of 100% of the outstanding common shares.

Quorum and Voting Requirements

According to Article 25 of our by-laws and Article 257 of the Peruvian Corporate Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our share capital, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum call to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total common shares. For the second call, the presence of shareholders holding at least 25% of our total common shares is adequate, while for the third call there is no quorum requirement. These decisions require the approval of the majority of the common shares represented at the shareholders’ meeting. Shareholders’ meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in our stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

Limitations on the Rights of Non-residents or Foreign Shareholders

There are no limitations under our by-laws or Peruvian Corporate Law on the rights of nonresidents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of Shareholdings and Tender Offer Regulations

Disclosure of Shareholdings

There are no provisions in our by-laws governing the ownership threshold above which share ownership must be disclosed.

However, according to Stock Market Superintendency (Superintendencia del Mercado de Valores) Resolution No. 019-2015-SMV.01, as amended, we must inform the Stock Market Superintendency of the members of our economic group and a list of our holders of common shares owning more than a 0.5% share interest, as well as any change to such information.

Tender Offer Regulations

Peruvian security regulations include mandatory takeover rules applicable to the acquisition of control of a listed company.

Subject to certain conditions, such regulations generally establish the obligation to make a tender offer when a person or group of persons acquires a relevant interest in a listed company. According to Peruvian law, a person acquires a relevant interest in a listed company when such person (a) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (b) has the power to appoint or remove the majority of the board members or to amend its by-laws.

In general, the tender offer must be launched prior to the acquisition of the relevant interest. The tender offer may be launched after the “relevant interest” is acquired if it is acquired (a) by means of an indirect transaction, (b) as a consequence of a public sale offer, or (c) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (a) shareholders representing 100% of the voting rights consent in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Changes in Capital

Our by-laws do not establish special conditions to increase or reduce our share capital beyond what is required under Peruvian Corporate Law.

Anti-Takeover Provisions

Our by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change of control. However, acquisitions of shares of our capital stock that involve a change of control may be subject to Peruvian securities and exchange regulations (Ley de Mercado de Valores y Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión) applicable to tender offers.

Form and Transfer

Common shares and investment shares may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system, also in registered form.

Furthermore, the Peruvian Corporate Law forbids publicly held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. In addition, pursuant to our by-laws, we cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger (matrícula de acciones) or in CAVALI S.A. ICLV.